UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 24, 2002

Petróleo Brasileiro S.A. - PETROBRAS (Brazilian Petroleum Corporation - PETROBRAS)
(Translation of registrant's name into English)

Avenida República do Chile, 65, 20035-900 - Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) Yes ☐

No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
No. 82-4153

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleo Brasileiro S.A. - PETROBRAS
(Registrant)

Date June 24, 2002

By: Luciana Bastos de Freitas Rachid

Name: Luciana Bastos de Freitas Rach
Title: Executive Manager

PETROBRAS

Petrobras's Participation in the 4th Exploratory Block Bidding Round held by the ANP

(Rio de Janeiro, June 24, 2002) - PETRÓLEO BRASILEIRO S.A. – PETROBRAS, [BOVESPA: PETR3/PETR4, NYSE: PBR/PBRA], Brazil's biggest oil, petrochemicals and energy company announces that on June 19 and 20, Petrobras participated in the 4th Exploratory Block Bidding Round held by the National Petroleum Agency - Agência Nacional do Petróleo (ANP).

The Company successfully acquired - either on an exclusive basis or in consortium - eight new exploratory concessions, bidding for nine of the 54 blocks offered for auction by the Agency. In the case of all the concessions acquired and described below, Petrobras is the operator.

Block	Basin	Location	Participation
BT-SOL-1	Solimões	Onshore	Petrobras (100%)
BT-POT-8	Potiguar	Onshore	Petrobras (100%)
BM-POT-11	Potiguar	Offshore (shallow water)	Petrobras (60%) El Paso (40%)
BM-POT-13	Potiguar	Offshore (shallow water)	Petrobras (40%) El Paso (30%) Unocal (30%)
BM-SEAL-9	Sergipe-Alagoas	Offshore (shallow water)	Petrobras (85%) Partex (15%)
BM-J-3	Jequitinhonha	Offshore (shallow and ultra deep water)	Petrobras (60%) Statoil (40%)
BT-ES-15	Espírito Santo	Onshore	Petrobras (100%)
BM-C-25	Campos	Offshore (deep and ultra deep water)	Petrobras (40%) Shell (60%)

The Company successfully bid for three onshore and three offshore concessions in the Solimões, Potiguar, Sergipe-Alagoas and Espírito Santo basins with the purpose of incorporating additional oil reserves and in so doing, retarding the production decline in areas where Petrobras has major infrastructural assets already installed.

The block acquired in the Jequitinhonha Basin, where the Company had already acquired another block in the 3rd Exploratory Block Bidding Round held in 2001, is part of the strategy of opening up new exploration fronts.

The acquisition of the block in the Campos Basin is a continuation of Petrobras's strategy to focus on deep and ultra deep waters, an area of exploration in which the Company already has an ample portfolio of opportunities and currently operates on a selective basis. The successful bid for this new block is particularly significant since it is adjacent to the BC-60 block, where Petrobras made a find in 2001. The economic viability of this block will only be established after exhaustive production testing, scheduled to begin in the second half of this year.

Petrobras was the company that acquired the most blocks (eight), five of which joint ventures, and the largest concession area (14,304 km^2, including its partners or 11,924 km^2 corresponding to Petrobras's percentage participation in the blocks for which it successfully bid). The Company's total expenditure at the 4th Bidding Round was R$ 21.5 million.

With the acquisition of these new concession areas, Petrobras will be able to reconstitute and extend the term of its current exploratory project portfolio. In the light of the results obtained in this auction, the Company's participation in exploratory blocks increases from 55 to 63.

The signing of the new concession contracts is scheduled for September 2002.

http: //www.petrobras.com.br/ri/ingles

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Luciana Bastos de Freitas Rachid – Executive Manager
E-mail: lrachid@petrobras.com.br
Carlos Henrique Dumortout Castro – Manager
E-mail: carloshdc@petrobras.com.br
Av. República do Chile, 65 - 4th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 2534-1510

THOMSON FINANCIAL/CARSON
Isabel Vieira (New York)
(212) 701-1823
isabel.vieira@thomsonir.com
Richard Marte (New York)
(212) 701-1812
richard.marte@tfn.com
Valter Faria (Brazil)
(11) 3848-0887 ext. 202
valter.faria@thomsonir.com.br

LISTED BOVESPA São Paulo Stock Exchange COMPANY

PBR LISTED NYSE

PBRA LISTED NYSE